UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended July 31, 2006

Commission File No   0-49918

FIRST POINT MINERALS CORP.
(Name of Registrant)

Suite 906 - 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒  FORM 40-F  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated January 3, 2006

99.2	Press Release dated January 23, 2006

99.3	Material Change Report dated January 31, 2006

99.4	Material Change Report dated January, 2006

99.5	Press Release dated March 14, 2006

99.6	Material Change Report dated March 15, 2006

99.7	Press Release dated March 17, 2006

99.8	Press Release dated April 19, 2006

99.9	2005 Audited annual financial statements

99.10	MDandA - April 28, 2006

99.11	CEO Annual Certificate dated April 28, 2006

99.12	CFO Annual Certificate dated April 28, 2006

99.13	News Release May 11, 2006

99.14	2006 first quarter financial statements

99.15	MDandA - May 29, 2006

99.16	President's Report to Shareholders - May 29, 2006

99.17	CEO Certificate - May 29, 2006

99.18	CFO Certificate - May 29, 2006

99.19	Management information circular

99.20	News Release - May 30, 2006

99.21	News Release June 27, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals Corp. (Registrant)

Date: August 8, 2006	By:	/s/ Peter M.D. Bradshaw

Peter M.D. Bradshaw
President, CEO and Director